Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

June 20, 2019	NR 19-05

Alianza Signs Letter of Intent with Coeur to Explore the Tim High-Grade Silver-Lead-Zinc Property, Yukon

●	High-grade silver mineralization in historic trenches
●	Detailed mapping, trenching and soils program for 2019

Alianza Minerals Ltd. (TSX-V: ANZ, OTC: TARSF) (“Alianza” or the “Company”) reports that the Company has signed a Letter of Intent with Coeur Explorations, Inc, a wholly owned subsidiary of Coeur Mining, Inc. (NYSE:CDE) (together “Coeur”) to explore the road-accessible Tim Property in southern Yukon Territory. Exploration at the Tim Property is targeting high-grade silver-lead-zinc mineralization similar to that being mined by Coeur at its Silvertip mine located 12 km to the south of the Tim Property.

Coeur can earn a 51% interest in the property by funding $3.5 million in exploration over 5 years and making staged cash payments totalling $275,000. Coeur can elect to complete the option to earn 80% in the property by funding a positive feasibility study in the following three years and making annual payments of $100,000.

“We are very pleased to have partnered with Coeur to advance the Tim Property,” stated Jason Weber, President and CEO of Alianza Minerals. “Tim looks to be a Silvertip analog and the Coeur team is an obvious choice to move the project forward. It will be a great advantage to have Coeur’s geological expertise applied to the project.”

For further commentary from Jason Weber view the video here:

https://youtu.be/VNwatmb-NDU

The 2019 exploration program at the Tim Property will target high-grade silver-lead-zinc carbonate replacement mineralization (“CRM”) similar in style to that found at Silvertip. Coeur’s tentative plans are similar to those recently announced by the Company and will consist of detailed mapping, soil geochemical surveys and reopening old trenches dating back to 1988.

Tim Property – History

In 2013, Alianza’s predecessor, Tarsis Resources Ltd. (“Tarsis“) completed a focused work program to re-evaluate a historical zone of silver-lead-zinc rich CRM originally exposed by mechanized trenching in 1988. Historical chip sampling across the zone returned 352 g/t silver and 9.12% lead across 4.00 metres. In addition to this exposure, similar mineralization was also reported in adjacent trenches 180 and 250 metres on either side of the central trench. This zone has never been tested with drilling. Tarsis resampled the central trench in 2013, returning 3.7 metres assaying 365 g/t silver and 7.5% lead from a channel sample.

About Coeur Mining, Inc.

Coeur Mining, Inc. is a U.S.-based, well-diversified, growing precious metals producer with five wholly-owned operations: the Palmarejo gold-silver complex in Mexico, the Rochester silver-gold mine in Nevada, the Kensington gold mine in Alaska, the Wharf gold mine in South Dakota, and the Silvertip silver-zinc-lead mine in British Columbia. In addition, the Company has interests in several precious metals exploration projects throughout North America.

About Alianza Minerals Ltd.

Alianza employs a hybrid business model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Nevada and Peru. Alianza currently has four projects optioned out in Nevada and Yukon Territory, and is actively exploring on two others. Alianza’s current partners include Hochshild Mining PLC (LON: HOC) and Coeur Mining, Inc. (NYSE: CDE).

The Company has 60.5 million shares issued and outstanding and is listed on the TSX Venture Exchange (TSX-V: ANZ).

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO Sandrine Lam, Shareholder Communications Tel: (604) 687-3520 Fax: (888) 889-4874 To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.